Exhibit 99.1

36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, March 29, 2022 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

●	Average monthly page views (“PV”) for the twelve-month period ended December 31, 2021 increased by 35.0% to 850.7 million, from 630.2 million for the twelve-month period ended December 31, 2020.

●	Total revenues were RMB116.3 million (US$18.2 million) in the fourth quarter of 2021, compared to RMB121.4 million in the same period of 2020.

●	Revenues from online advertising services increased by 10.2% to RMB76.4 million (US$12.0 million) in the fourth quarter of 2021, from RMB69.3 million in the same period of 2020.

●	Revenues from enterprise value-added services were RMB30.3 million (US$4.8 million) in the fourth quarter of 2021, compared to RMB41.4 million in the same period of 2020. Gross transaction value[1] was RMB60.5 million in the fourth quarter of 2021, compared to RMB41.4 million in the same period of 2020.

●	Revenues from subscription services were RMB9.6 million (US$1.5 million) in the fourth quarter of 2021, compared to RMB10.8 million in the same period of 2020.

●	Gross profit increased by 48.5% to RMB75.6 million (US$11.9 million) in the fourth quarter of 2021, from RMB50.9 million in the same period of 2020. Gross profit margin was 65.0% in the fourth quarter of 2021, compared to 41.9% in the same period of 2020.

●	Net income was RMB15.4 million (US$2.4 million) in the fourth quarter of 2021, compared to net loss of RMB90.1 million in the same period of 2020.

●	As of December 31, 2021, the Company had cash, cash equivalents and short-term investments of RMB216.1 million (US$33.9 million), compared to RMB178.0 million as of September 30, 2021 and RMB209.2 million as of December 31, 2020.

Fiscal Year 2021 Financial Highlights

●	Total revenues were RMB316.8 million (US$49.7 million) in fiscal year 2021, compared to RMB386.8 million in the prior year.

●	Revenues from online advertising services increased by 24.3% to RMB214.7 million (US$33.7 million) in fiscal year 2021, from RMB172.8 million in the prior year.

●	Revenues from enterprise value-added services were RMB74.0 million (US$11.6 million) in fiscal year 2021, compared to RMB193.2 million in the prior year. Gross transaction value was RMB217.2 million in fiscal year 2021, compared to RMB193.2 million in the prior year.

●	Revenues from subscription services increased by 35.1% to RMB28.0 million (US$4.4 million) in fiscal year 2021, from RMB20.7 million in the prior year.

1Starting from January 1, 2021, 36Kr recognized revenues of certain enterprise value-added services on a net basis, to reflect the fact that the Company continuously shifted focus towards higher margin businesses hence ceased to act as a principal in certain low gross margin businesses and only acted as an agent. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value is defined as the value of executed confirmed orders for services provided for our customers.

●	Gross profit increased by 49.9% to RMB187.9 million (US$29.5 million) in fiscal year 2021, from RMB125.4 million in the prior year. Gross profit margin was 59.3% in fiscal year 2021, compared to 32.4% in the prior year.

●	Net loss was RMB90.6 million (US$14.2 million) in fiscal year 2021, compared to RMB279.3 million in the prior year.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2020	2021
Online advertising services
Number of online advertising services end customers	499	512
Average revenue per online advertising services end customer (RMB’000)[2]	346.3	419.4

Enterprise value-added services
Number of enterprise value-added services end customers	306	302
Average revenue per enterprise value-added services end customer (RMB’000)[3]	631.4	245.1

Subscription services
Number of individual subscribers	9,612	1,874
Average revenue per individual subscriber (RMB)[4]	451.8	1,302.7

Number of institutional investors	141	208
Average revenue per institutional investor (RMB’000)[5]	113.7	123.0

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period

Mr. Dagang Feng, co-chairman and CEO of 36Kr, commented, “Despite the intermittent resurgence of COVID-19 and the complex macroeconomic environment, we concluded the fiscal year of 2021 on a solid note, with online advertising revenues growing 24% year-over-year and gross profit margin reaching 59% for the full year. Notably, we also achieved quarterly profitability in the fourth quarter of 2021 for the first time in the past eight quarters. These strong financial results were driven by our continuous efforts in delivering premium New Economy-focused content and services, which also propelled our ever-growing influence and record-setting user traffic. For the twelve months of 2021, our average monthly PVs reached a new high at 851 million, representing a 35% year-over-year increase and our 15th consecutive quarter of PV growth. Looking ahead to 2022, we will roll out strategic initiatives to diversify our product and service offerings, grow our customer base and foster an ecosystem of entrepreneurial communities, while further exploring enormous commercialization opportunities in emerging areas such as new consumption, digital transformation, hard-core technologies and the dual-carbon economy, as well as regional industrial upgrades to empower the development of China’s New Economy. We are confident that our healthy long-term fundamentals will empower us to forge ahead and achieve substantial success in 2022 and beyond.”

Ms. Lin Wei, chief financial officer of 36Kr, added, “We are pleased to report a set of robust financial results for the fourth quarter and fiscal year 2021. We achieved solid top-line growth on a comparable basis in the fourth quarter, spearheaded by our online advertising business, which grew 43% sequentially and 10% year-over-year to RMB76.4 million, reflecting the value of the professional competencies and brand influence that 36Kr has accumulated over the years. Furthermore, we are encouraged to see continuous improvements in our operating efficiency as we strategically focused on higher-margin business throughout the year, resulting in a record-high gross profit margin of 65.0% and a net income of RMB15.4 million in the fourth quarter of 2021. We also ended fiscal year of 2021 with a very strong cash position as we generated positive operating cash flow in both the fourth quarter and full year 2021. As we venture farther into 2022, we will continue to solidify our core strengths and elevate our industry-leading content production and service capabilities while expanding our monetization channels. We believe that 36Kr is well poised to capture a vast array of opportunities in China’s New Economy space and create greater value for more users and customers as well as shareholders.”

Fourth Quarter 2021 Financial Results

Total revenues were RMB116.3 million (US$18.2 million) in the fourth quarter of 2021, compared to RMB121.4 million in the same period of 2020.

•	Online advertising services revenues increased by 10.2% to RMB76.4 million (US$12.0 million) in the fourth quarter of 2021, from RMB69.3 million in the same period of 2020. The increase was primarily attributable to more innovative marketing solutions we provided to our customers. The number of advertising customers and the average revenue per advertising customer both increased in the fourth quarter of 2021.

•	Enterprise value-added services revenues were RMB30.3 million (US$4.8 million) in the fourth quarter of 2021, compared to RMB41.4 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and starting from the first quarter of 2021, we ceased to act as a principal in certain low gross margin businesses and only acted as an agent. As a result, revenues of such businesses were recognized on a net basis from the first quarter of 2021 onward. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced gross transaction value as a supplemental metric to describe our business. Gross transaction value of enterprise value-added services was RMB60.5 million in the fourth quarter of 2021, compared to RMB41.4 million in the same period of 2020.

•	Subscription services revenues were RMB9.6 million (US$1.5 million) in the fourth quarter of 2021, representing a decrease of 11.1% compared to RMB10.8 million in the same period of 2020. The decrease was primarily attributable to the decrease in revenues from individual subscriptions, as some of our offline training programs were cancelled or delayed due to the resurgence of COVID-19.

Cost of revenues was RMB40.7 million (US$6.4 million) in the fourth quarter of 2021, compared to RMB70.6 million in the same period of 2020. The decrease was primarily attributable to our continuous shift in focus towards higher margin businesses and recognition of certain revenues on a net basis. For more details, please refer to the aforementioned information in terms of enterprise value-added services revenues.

Gross profit increased by 48.5% to RMB75.6 million (US$11.9 million) in the fourth quarter of 2021, compared to RMB50.9 million in the same period of 2020. Gross profit margin was 65.0% in the fourth quarter of 2021, compared to 41.9% in the same period of 2020. The increase was primarily due to our continuous shift in focus towards higher margin businesses as well as our improved operating efficiency in the fourth quarter of 2021.

Operating expenses were RMB61.6 million (US$9.7 million) in the fourth quarter of 2021, compared to RMB127.2 million in the same period of 2020.

•	Sales and marketing expenses were RMB39.3 million (US$6.2 million) in the fourth quarter of 2021, from RMB35.1 million in the same period of 2020. The increase was primarily attributable to the increase in payroll-related expenses and marketing expenses, partially offset by the decrease in share-based compensation expenses.

•	General and administrative expenses were RMB9.6 million (US$1.5 million) in the fourth quarter of 2021, compared to RMB81.8 million in the same period of 2020. The decrease was primarily attributable to the release of the allowance for credit losses and the decrease of share-based compensation expenses, partially offset by the increase in payroll-related expenses. The release of allowance for credit losses was mainly due to improved collection of accounts receivable, as we continuously increase our efforts in accounts receivable collection.

•	Research and development expenses were RMB12.6 million (US$2.0 million) in the fourth quarter of 2021, compared to RMB8.9 million in the same period of 2020. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB4.1 million (US$0.6 million) in the fourth quarter of 2021, compared to RMB9.1 million in the same period of 2020.

Other income was RMB1.5 million (US$0.2 million) in the fourth quarter of 2021, compared to other expenses of RMB10.0 million in the same period of 2020. The fluctuation was primarily attributable to less losses recognized from equity method investments in the fourth quarter of 2021.

Income tax expenses was RMB93 thousand (US$15 thousand) in the fourth quarter of 2021, compared to RMB3.7 million in the same period of 2020. The decrease was primarily attributable to additional allowance for deferred tax assets provided in the fourth quarter of 2020.

Net income was RMB15.4 million (US$2.4 million) in the fourth quarter of 2021, compared to net loss of RMB90.1 million in the same period of 2020. Non-GAAP adjusted net income6 was RMB19.6 million (US$3.1 million) in the fourth quarter of 2021, compared to net loss of RMB81.1 million in the same period of 2020.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB14.6 million (US$2.3 million) in the fourth quarter of 2021, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB91.4 million in the same period of 2020.

Basic and diluted net income per share were both RMB0.014 (US$0.002) in the fourth quarter of 2021, compared to basic and diluted net loss per share of RMB0.090 in the same period of 2020.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses

Certain Balance Sheet Items

As of December 31, 2021, the Company had cash, cash equivalents and short-term investments of RMB216.1 million (US$33.9 million), compared to RMB178.0 million as of September 30, 2021 and RMB209.2 million as of December 31, 2020. The increase was mainly attributable to cash inflow from operating activities.

Fiscal Year 2021 Financial Results

Total revenues were RMB316.8 million (US$49.7 million) in fiscal year 2021, compared to RMB386.8 million in the prior year.

•	Online advertising services revenues were RMB214.7 million (US$33.7 million) in fiscal year 2021, representing an increase of 24.3%, compared to RMB172.8 million in the prior year. The increase was primarily attributable to more innovative marketing solutions provided to customers. The number of advertising customers and the average revenue per advertising customer both increased in fiscal year of 2021.

•	Enterprise value-added services revenues were RMB74.0 million (US$11.6 million) in fiscal year 2021, compared to RMB193.2 million in the prior year. Gross transaction value of enterprise value-added services was RMB217.2 million in fiscal year 2021, compared to RMB193.2 million in the prior year.

•	Subscription services revenues were RMB28.0 million (US$4.4 million) in fiscal year 2021, representing an increase of 35.1%, compared to RMB20.7 million in the prior year. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB128.8 million (US$20.2 million) in fiscal year 2021, compared to RMB261.4 million in the prior year. The decrease was primarily attributable to our continuous shift in focus towards higher margin businesses and recognition of certain revenues on a net basis.

Gross profit was RMB187.9 million (US$29.5 million) in fiscal year 2021, compared to RMB125.4 million in the prior year. Gross profit margin was 59.3% in fiscal year 2021, compared to 32.4% in the prior year. The increase was primarily due to our continuous shift in focus towards higher margin businesses as well as our improved operating efficiency in fiscal year 2021.

Operating expenses were RMB282.0 million (US$44.3 million) in fiscal year 2021, compared to RMB392.7 million in the prior year.

•	Sales and marketing expenses were RMB143.9 million (US$22.6 million) in fiscal year 2021, compared to RMB140.7 million in the prior year. The increase was primarily attributable to the increase in payroll-related expenses, partially offset by the decrease in share-based compensation expenses and marketing expenses.

•	General and administrative expenses were RMB90.6 million (US$14.2 million) in fiscal year 2021, compared to RMB212.4 million in the prior year. The decrease was primarily attributable to the release of the allowance for credit losses and the decrease of share-based compensation expenses, partially offset by the increase in payroll-related expenses. The release of allowance for credit losses was mainly due to improved collection of accounts receivable, as we continuously increase our efforts in accounts receivable collection.

•	Research and development expenses were RMB47.5 million (US$7.5 million) in fiscal year 2021, compared to RMB38.2 million in the prior year. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB15.0 million (US$2.4 million) in fiscal year 2021, compared to RMB39.3 million in the prior year.

Other income was RMB3.6 million (US$0.6 million) in fiscal year 2021, compared to other expenses of RMB8.3 million in the prior year. The fluctuation was primarily attributable to less losses recognized from equity method investments in fiscal year 2021.

Income tax expenses were RMB102 thousand (US$16 thousand) in fiscal year 2021, compared to RMB3.8 million in the prior year. The decrease was primarily attributable to additional allowance for deferred tax assets provided in fiscal year 2020.

Net loss was RMB90.6 million (US$14.2 million) in fiscal year 2021, compared to RMB279.3 million in the prior year. Non-GAAP adjusted net loss was RMB75.6 million (US$11.9 million) in fiscal year 2021, compared to RMB240.1 million in the prior year.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB89.6 million (US$14.1 million) in fiscal year 2021, compared to RMB280.2 million in the prior year.

Basic and diluted net loss per share were both RMB0.087 (US$0.014) in fiscal year 2021, compared to RMB0.275 in the prior year.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A ordinary shares. As of December 31, 2021, the Company had repurchased approximately 785,713 ADSs for approximately RMB17.5 million (US$2.6 million) under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 29, 2022 (8:00 PM Beijing/Hong Kong Time on March 29, 2022). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Fourth Quarter and Fiscal Year 2021 Earnings Conference Call
Conference ID:	4868404
Registration Link:	http://apac.directeventreg.com/registration/event/4868404

All participants must use the link provided above to complete the online registration process 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 5, 2022, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	4868404

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

 Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	60,846	96,965	15,216
Short-term investments	148,344	119,140	18,696
Accounts receivable, net	304,845	180,161	28,271
Receivables due from related parties	98	3,630	570
Prepayments and other current assets	16,319	42,612	6,685
Total current assets	530,452	442,508	69,438
Non-current assets:
Property and equipment, net	3,941	3,159	496
Intangible assets, net	471	808	127
Long-term investments	16,300	41,442	6,503
Operating lease right-of-use assets, net	27,365	13,818	2,168
Total non-current assets	48,077	59,227	9,294
Total assets	578,529	501,735	78,732

Liabilities
Current liabilities:
Accounts payable	64,641	56,266	8,829
Salary and welfare payables	45,580	55,788	8,754
Taxes payable	18,824	12,836	2,014
Deferred revenue	18,849	28,863	4,529
Amounts due to related parties	548	1,328	208
Accrued liabilities and other payables	13,560	17,501	2,747
Short-term bank loan	-	5,000	785
Operating lease liabilities	15,132	16,302	2,558
Total current liabilities	177,134	193,884	30,424
Non-current liabilities:
Operating lease liabilities	12,426	586	92
Total non-current liabilities	12,426	586	92
Total liabilities	189,560	194,470	30,516

Shareholders’ equity
Ordinary shares	687	694	109
Treasury stock	(14,081)	(13,598)	(2,134)
Additional paid-in capital	2,040,693	2,049,448	321,603
Accumulated deficit	(1,638,581)	(1,728,152)	(271,185)
Accumulated other comprehensive loss	(7,897)	(8,987)	(1,410)
Total 36Kr Holdings Inc.'s shareholders’ equity	380,821	299,405	46,983
Non-controlling interests	8,148	7,860	1,233
Total shareholders’ equity	388,969	307,265	48,216
Total liabilities and shareholders’ equity	578,529	501,735	78,732

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	69,334	76,393	11,988	172,811	214,722	33,695
Enterprise value-added services	41,363	30,333	4,760	193,213	74,032	11,617
Subscription services	10,750	9,561	1,500	20,740	28,025	4,398
Total revenues	121,447	116,287	18,248	386,764	316,779	49,710
Cost of revenues	(70,574)	(40,735)	(6,392)	(261,372)	(128,844)	(20,218)
Gross profit	50,873	75,552	11,856	125,392	187,935	29,492
Operating expenses:
Sales and marketing expenses	(35,132)	(39,303)	(6,167)	(140,672)	(143,887)	(22,579)
General and administrative expenses	(81,767)	(9,622)	(1,510)	(212,411)	(90,636)	(14,223)
Research and development expenses	(8,931)	(12,635)	(1,983)	(38,232)	(47,518)	(7,457)
Impairment of goodwill	(1,395)	-	-	(1,395)	-	-
Total operating expenses	(127,225)	(61,560)	(9,660)	(392,710)	(282,041)	(44,259)
Income/(loss) from operations	(76,352)	13,992	2,196	(267,318)	(94,106)	(14,767)
Other income/(expenses):
Share of loss from equity method investments	(15,774)	(1,417)	(222)	(23,502)	(5,473)	(859)
Short-term investment income	790	587	92	1,859	2,485	390
Government grant	4,628	877	138	10,102	3,304	518
Others, net	325	1,473	231	3,281	3,283	515
Income/(loss) before income tax	(86,383)	15,512	2,435	(275,578)	(90,507)	(14,203)
Income tax expenses	(3,748)	(93)	(15)	(3,764)	(102)	(16)
Net income/(loss)	(90,131)	15,419	2,420	(279,342)	(90,609)	(14,219)
Net (income)/loss attributable to non-controlling interests	(1,229)	(858)	(135)	(889)	1,038	163
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	(91,360)	14,561	2,285	(280,231)	(89,571)	(14,056)

Net income/(loss)	(90,131)	15,419	2,420	(279,342)	(90,609)	(14,219)
Other comprehensive loss
Foreign currency translation adjustments	(3,321)	(719)	(113)	(4,843)	(1,090)	(171)
Total other comprehensive loss	(3,321)	(719)	(113)	(4,843)	(1,090)	(171)
Total comprehensive income/(loss)	(93,452)	14,700	2,307	(284,185)	(91,699)	(14,390)
Net loss/(income) attributable to non-controlling interests	(1,229)	(858)	(135)	(889)	1,038	163
Comprehensive income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	(94,681)	13,842	2,172	(285,074)	(90,661)	(14,227)

Net (loss)/income per ordinary share (RMB)
Basic	(0.090)	0.014	0.002	(0.275)	(0.087)	(0.014)
Diluted	(0.090)	0.014	0.002	(0.275)	(0.087)	(0.014)
Net (loss)/income per ADS (RMB)
Basic	(2.251)	0.356	0.056	(6.873)	(2.185)	(0.343)
Diluted	(2.251)	0.356	0.056	(6.873)	(2.185)	(0.343)
Weighted average number of ordinary shares used in per share calculation
Basic	1,014,872,239	1,023,363,947	1,023,363,947	1,019,316,944	1,025,068,349	1,025,068,349
Diluted	1,014,872,239	1,023,363,947	1,023,363,947	1,019,316,944	1,025,068,349	1,025,068,349
Weighted average number of ADS used in per ADS calculation
Basic	40,594,890	40,934,558	40,934,558	40,772,678	41,002,734	41,002,734
Diluted	40,594,890	40,934,558	40,934,558	40,772,678	41,002,734	41,002,734

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2020	2021	2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net income/(loss)	(90,131)	15,419	2,420	(279,342)	(90,609)	(14,219)
Share-based compensation expenses	9,062	4,138	649	39,277	15,018	2,357
Non-GAAP adjusted net income/(loss)	(81,069)	19,557	3,069	(240,065)	(75,591)	(11,862)
Interest income, net	(192)	(396)	(62)	(1,535)	(903)	(142)
Income tax expenses	3,748	93	15	3,764	102	16
Depreciation and amortization expenses	1,516	735	115	5,598	2,659	417
Non-GAAP adjusted EBITDA	(75,997)	19,989	3,137	(232,238)	(73,733)	(11,571)